UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 001-33961 CUSIP NUMBER 431466101

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2016
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Hill International, Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable

One Commerce Square 2005 Market St., 17th Floor
Address of Principal Executive Office (Street and Number)

Philadelphia, PA 19103
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Hill International, Inc. (“we,” “our” or the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2016 (the “Form 10-Q”) by the prescribed filing deadline (November 9, 2016) without unreasonable effort for the reasons set forth below. The Company expects to complete and file the Form 10-Q on or before November 14, 2016, the extension period provided under Rule 12b-25.

The Company is in continuing discussions with the Company’s independent registered public accounting firm regarding the accounting treatment of certain accounts receivable, the outcome of which could have a material effect on the Company's financial position and results of operations.

As a result of such discussions, which are relevant to the information to be included in the Form 10-Q, the Company has been unable to complete its preparation and review of its Form 10-Q in time to file within the prescribed time period without unreasonable effort.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	John Fanelli III	(215)	309-7700
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Disclosures About Forward-Looking Statements

This Form 12b-25 and the Company’s public documents to which it refers contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on the current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties. The above statements regarding the Company’s discussions with its auditor, the accounting treatment of certain accounts receivable as well as the related effect on the Company’s financial position and results of operations and the anticipated timing of our Form 10-Q filing for the third quarter of 2016 constitute forward-looking statements that are based on our current expectations. The actual impact, amounts and accounting treatment of the referenced accounts receivable will be finalized after we have completed our discussions with our auditor, our work on the Form 10-Q and our independent registered public accounting firm has completed its review of our financial statements for the quarter ended September 30, 2016

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause our actual results, as well as our expectations regarding materiality or significance, the quantitative effects of the accounting treatment, and the timing of the filing of the Form 10-Q for the third quarter of 2016 to differ materially from those in the forward-looking statements. These factors include, among other things, the risk that our internal control over financial reporting may be inadequate or have weaknesses of which we are not currently aware or which have not been detected and/or that we fail to satisfy certain covenants relating to financial statement delivery obligations and representations regarding the Company’s financial statements contained in our financing agreements without obtaining a waiver thereof. The Company does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements. For a discussion of a variety of risk factors affecting our business and prospects, see “Item 1A — Risk Factors” and “Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2015, as supplemented by the reports we have filed since the 2015 10-K, which have been filed with the SEC and are available on our website (www. hillintl.com) and on the SEC’s website (www.sec.gov).

Hill International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 10, 2016	By:	/s/ John Fanelli, III
			Name:	John Fanelli, III
			Title:	Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).